PROSPECTUS SUPPLEMENT TO
PROSPECTUS DATED JUNE 16, 2003

FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-105807

MEADE INSTRUMENTS CORP.
2,225,000 Shares of Common Stock

     This prospectus supplement supplements information contained in the prospectus dated June 16, 2003 covering the resale by a selling security holder of up to 2,300,000 shares of our common stock. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

     The selling security holder named herein is selling 2,225,000 shares of our common stock pursuant to this prospectus supplement. We will not receive any proceeds from the disposition of these shares or interests therein.

     The Company’s common stock is traded on The Nasdaq National Market under the ticker symbol “MEAD.” On June 17, 2003, the closing sale price of the common stock, as reported by Nasdaq, was $2.85 per share. You are urged to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 5 of the attached prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about June 23, 2003.

The date of this prospectus supplement is June 18, 2003.

Selling Security Holder

     All of the shares of our common stock being sold pursuant to this prospectus supplement are being sold by John C. Diebel, as Trustee of the Diebel Living Trust u/d/t dated January 12, 1995. We will not receive any of the proceeds from the sale of the shares.

Plan of Distribution

     The selling security holder is selling 2,225,000 shares of common stock at a price of $2.70 per share. The selling security holder will pay Morgan Keegan & Company, Inc. a brokerage commission of $.135 per share, or a total of $300,375. We have agreed to pay all the expenses of this offering except the brokerage commission.

     In connection with the offering, Morgan Keegan & Company, Inc. may engage in stabilizing transactions in our common stock on The Nasdaq National Market or otherwise which includes bids to purchase our common stock so long as the stabilizing bids do not exceed a specified maximum. Stabilizing transactions may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     In the ordinary course of business, Morgan Keegan & Company, Inc. and its affiliates have in the past provided, and may in the future provide, investment banking, financial advisory and other services to us for which they have received, or expect to receive, customary fees.

     We and the selling security holder have agreed to indemnify Morgan Keegan & Company, Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Morgan Keegan & Company, Inc. may be required to make because of any of those liabilities.